UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			       SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. 12)


			Modsys International. Ltd.
		  (formerly BluePhoenix Solutions, Ltd.)
			     (Name of Issuer)

		Ordinary Shares, par value NIS 0.04 per share
			(Title of Class of Securities)

				 M70378100
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			       December 29, 2015
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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Cusip No. M70378100		Schedule 13-D			 Page 2 of 11


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				5,696,815  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,696,815  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,696,815

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	29.79%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,696,815 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P.

(3)	Based on 17,940,139 Ordinary Shares outstanding as of November 30, 2015 as reported on the Company's 14A Proxy filed on December 7, 2015; plus 625,000 Shares issued December 29, 2015; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No. M70378100		Schedule 13-D			 Page 3 of 11


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				5,734,755  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,734,755  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,734,755

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	29.99%   (3)

14.	Type of Reporting Person
               IA



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,734,755 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,940,139 Ordinary Shares outstanding as of November 30, 2015 as reported on the Company's 14A Proxy filed on December 7, 2015; plus 625,000 Shares issued December 29, 2015; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 4 of 11


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,734,755  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,734,755  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,734,755

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	29.99%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,734,755 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,940,139 Ordinary Shares outstanding as of November 30, 2015 as reported on the Company's 14A Proxy filed on December 7, 2015; plus 625,000 Shares issued December 29, 2015; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 5 of 11


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,734,755  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,734,755  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,734,755

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	29.99%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,734,755 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,940,139 Ordinary Shares outstanding as of November 30, 2015 as reported on the Company's 14A Proxy filed on December 7, 2015; plus 625,000 Shares issued December 29, 2015; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 6 of 11


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,734,755  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,734,755  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,734,755

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	29.99%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,734,755 Ordinary Shares to which this Schedule 13D relates.

(3)	Based on 17,940,139 Ordinary Shares outstanding as of November 30, 2015 as reported on the Company's 14A Proxy filed on December 7, 2015; plus 625,000 Shares issued December 29, 2015; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No. M70378100		Schedule 13-D			 Page 7 of 11


1.	Names of Reporting Persons
	Columbia Pacific Partners Fund, Ltd.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Cayman Islands

			7.  Sole Voting Power
				37,940  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				37,940  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	37,940

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	0.20%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 37,940 Ordinary Shares owned by Columbia Pacific Partners Fund, Ltd.

(3)	Based on 17,940,139 Ordinary Shares outstanding as of November 30, 2015 as reported on the Company's 14A Proxy filed on December 7, 2015; plus 625,000 Shares issued December 29, 2015; plus 356,148 Warrants and 200,000 Preferred Shares held by the Reporting Persons, exercisable 1:1 to purchase Shares.

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Cusip No.  M70378100		Schedule 13-D			 Page 8 of 11

				EXPLANATORY NOTE

	This Amendment No. 12 amends and supplements the Schedule 13D filed under the previous company name of BluePhoenix Solutions, Ltd. which was filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012, April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons), June 26, 2013, December 17, 2014, April 3, 2015 and September 21, 2015 with respect to the Ordinary Shares, par value NIS 0.04 per share (the "Shares"), of Modsys International, Ltd., an Israel corporation (the "Company").

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.



Item 4.		Purpose of the Transaction

The response set forth in Item 4 is hereby amended and supplemented as follows:

In February 2015, the Company entered into a letter agreement with the Reporting Persons and certain other shareholders agreeing to issue warrants to the Reporting Persons exercisable to purchase 256,148 Shares in exchange for the Reporting Persons and certain other shareholders providing a guaranty with respect to a credit agreement between Modern Systems Corporation, a wholly owned subsidiary of the Company, MS Modernization Services, Inc., a majority owned subsidiary of the Company, and Comerica Bank (the "Credit Agreement"), subject to and contingent on obtaining the approval of the audit committee. Board of Directors and disinterested shareholders of the Company. The guarantee provided by the Reporting Persons with respect to the Credit Agreement will not exceed $1,250,000. The warrants have an exercise price of $0.01 per share and have a three year term from the date of grant (December 29, 2015). The warrants were 50% vested on the date of grant and the remaining 50% will be vested on February 24, 2016. In the event that the Company has repaid in full the guaranteed amount owed pursuant to the Credit Agreement to below $1,000,000, the unvested portion of the warrants shall be cancelled. The Form of Warrant is included as Exhibit B to the Company's most recent 14A Proxy filed with the Securities and Exchange Commission (the "SEC") on December 7, 2015 and incorporated herein by reference.

The Reporting Persons have also entered into a Securities Purchase Agreement with the Company dated November 25, 2015 (the "November 2015 SPA") whereby the Reporting Persons have agreed to purchase 200,000 Preferred Shares of the Company (which are presently convertible into 200,000 Shares) and 100,000 warrants to purchase 100,000 Shares for an aggregate purchase price of $400,000. The warrants are exercisable at a price of $0.01 for up to 2 years from the date of issuance (December 31, 2015). The November 2015 PSA is included as Exhibit
10.1 to the Company's Form 8-K filed with the SEC on December 2, 2015 and incorporated herein by reference.



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Cusip No.  M70378100		Schedule 13-D			Page 9 of 11



Item 5.		Interest in Securities of the Company

	The response set forth in Item 5(a) is hereby replaced in its entirety by the following:

	(a) The aggregate percentage of Shares reported to be owned by the Reporting Persons is based upon the sum of:
(i) 17,940,139 Shares outstanding, which is the total number of Shares outstand-ing as of November 30, 2015 as reported in the Company's most recent 14A Proxy filed with the SEC on December 7, 2015; plus
(ii) 625,000, the number of Shares issued to Prescott Group Aggressive Small Cap Master Fund in the Company's 14A Proxy, Proposal #7 approved on December 29, 2015; plus
(iii) 356,148, the number of warrants held by the Reporting Persons exercisable to purchase Shares; plus
(iv) 200,000, the number of preferred shares held by the Reporting Persons convertible into Shares.

	As of December 31, 2015, the Reporting Persons may be deemed to beneficially own an aggregate of 5,734,755 Shares, which constitutes 29.99% of the 19,121,287 Shares issued and outstanding of the Company. Such Shares consist of (i) 5,734,755 Shares, (ii) warrants exerciseable to purchase 356,148 Shares and (iii) preferred shares convertible into 200,000 Shares. In the event that the Company has repaid in full the guaranteed amount owed pursuant to the Credit Agreement to below $1,000,000 and the unvested portion of the warrants held by the Reporting Persons are cancelled as described in Item 4 above, the number of Shares held by the Reporting Persons will be reduced by 128,074 to an aggregate amount of 5,606,681 Shares as a result of the canellation of such warrants.


	The response set forth in Item 5(c) is hereby amended and supplemented as follows:
	(c) Other than the acquistions described in Item 4 hereof; the trading dates, number of shares purchased and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Opportunity Fund were all effected in unsolicited broker transactions in the open-market as set forth in Schedule A




Item 7.		Material to be Filed as Exhibits

Exhibit 99.1 Form of Warrant, incorporated by reference to the Company's 14A Proxy filed with the SEC on December 7, 2015.

Exhibit 99.2 Securities Purchase Agreement with the Company dated November 25, 2015, incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on December 2, 2015












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Cusip No.  M70378100		Schedule 13-D			Page 10 of 11


				SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 2016		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member


					COLUMBIA PACIFIC ADVISORS, LLC

				By:  	/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title: 	Managing Member


					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY



					COLUMBIA PACIFIC PARTNERS FUND, Ltd.
				By:	Columbia Pacific Advisors, LLC
					Investment Manager

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member



















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Cusip No.  M70378100		Schedule 13-D			Page 11 of 11




				 Schedule A

   OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

 Date			Fund	   Transaction		Shares		Price
11/03/2015	Opportunity Fund	BUY		4,418		1.9998
11/09/2015	Opportunity Fund	BUY		1,212		2.06
11/16/2015	Opportunity Fund	BUY		  200		2.1207
11/25/2015	Opportunity Fund	BUY		1,096		1.6591
11/30/2015	Opportunity Fund	BUY		3,667		1.9931
12/03/2015	Opportunity Fund	BUY		3,511		2.077
12/09/2015	Opportunity Fund	BUY		  300		2.01
12/10/2015	Opportunity Fund	BUY		1,200		1.9967
12/14/2015	Opportunity Fund	BUY		1,025		2.01
12/15/2015	Opportunity Fund	BUY		  250		2.01
12/16/2015	Opportunity Fund	BUY		  100		2.01
12/17/2015	Opportunity Fund	BUY		6,292		2.1192
12/21/2015	Opportunity Fund	BUY		3,000		2.1493
12/22/2015	Opportunity Fund	BUY		  100		2.10
12/23/2015	Opportunity Fund	BUY		2,443		2.1833
12/24/2015	Opportunity Fund	BUY		1,962		2.28
12/28/2015	Opportunity Fund	BUY		3,888		2.2457
12/29/2015	Opportunity Fund	BUY		1,350		2.337
12/30/2015	Opportunity Fund	BUY		3,290		2.3047
12/31/2015	Opportunity Fund	BUY		1,629		2.35